Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Six months ended	Years Ended December 31
	June 30, 2017	2016	2015	2014	2013	2012
Fixed charges, as defined:
Interest charges	$47,538	$86,897	$80,613	$74,025	$73,772	$71,843
Amortization of debt expense and premium - net	1,583	3,391	3,415	3,635	3,813	3,803
Interest portion of rentals	627	1,324	1,287	1,187	1,146	1,294

Total fixed charges	$49,748	$91,612	$85,315	$78,847	$78,731	$76,940

Earnings, as defined:
Pre-tax income from continuing operations	$130,254	$215,402	$185,619	$192,106	$162,347	$116,567
Add (deduct):
Capitalized interest	(1,614)	(2,651)	(3,546)	(3,924)	(3,676)	(2,401)
Total fixed charges above	49,748	91,612	85,315	78,847	78,731	76,940

Total earnings	$178,388	$304,363	$267,388	$267,029	$237,402	$191,106

Ratio of earnings to fixed charges	3.59	3.32	3.13	3.39	3.02	2.48